UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

or

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-20045

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WATSON PHARMACEUTICALS, INC.
EMPLOYEES’ 401(K) PROFIT-SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WATSON PHARMACEUTICALS, INC.
311 Bonnie Circle
Corona, CA  92880

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Index to Financial Statements
and Supplemental Schedule

Report of Independent Registered Public Accounting Firms
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005
Notes to Financial Statements
Supplemental Schedule*:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Signatures
Index to Exhibits

*All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrative and Investment Committee
for the Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the change in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP
Irvine, California
July 11, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrative and Investment Committee
for the Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan (the “Plan”) at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Orange County, California
June 24, 2005

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments
Investments, at fair value	$134,616,083	$115,311,436
Loans to participants	3,499,490	3,119,673
Total investments	138,115,573	118,431,109

Contributions receivable
Company	427,342	506,939
Participant	349,224	306,707
Total contributions receivable	776,566	813,646
Net assets available for benefits	$138,892,139	$119,244,755

The accompanying notes are an integral part of these financial statements.

Watson Pharmaceuticals, Inc.

Employees’ 401(k) Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2005

Additions to net assets
Investment income
Interest and dividend income	$679,355
Net appreciation in fair value of investments	8,348,970
Total investment income	9,028,325
Contributions
Company	5,814,259
Participant	14,903,038
Rollover	1,857,612
Total contributions	22,574,909
Total additions	31,603,234

Deductions from net assets
Benefits paid to participants	(11,544,059)
Deemed distributions	(57,599)
Refund of excess contribution	(4,080)
Administrative expenses	(350,112)
Total deductions	(11,955,850)
Net increase	19,647,384
Net assets available for benefits
Beginning of year	119,244,755
End of year	$138,892,139

The accompanying notes are an integral part of these financial statements.

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.                            Description of Plan

The following description of the Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Watson Pharmaceuticals, Inc., and certain subsidiaries (collectively, the “Company”) on January 1, 1988. The Plan is a defined contribution plan covering substantially all employees of the Company who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Employee Benefit Plans Committee of Watson Pharmaceuticals, Inc.

The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code, as amended (the “IRC”). Under the IRC, participants are not liable for federal income taxes on employee contributions, Company contributions or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.

From time to time the Company conducts self-audits of the Plan to ensure contributions under the Plan are made in accordance with its terms. In March 2004, the Company contributed an additional $765,000 for the year ended December 31, 2003 and in December 2004, the Company contributed an additional $568,000 for participants active in the Plan during the years ended December 31, 2002 and 2001.

During the third quarter of 2004, the Company implemented a workforce reduction in conjunction with the realignment of the Company’s business strategy. The Company has determined that the workforce reduction does not represent a partial termination, as defined by the IRC.

Effective April 1, 2005, the Company elected to change its trustee and custodian from Principal Trust Company to Vanguard Fiduciary Trust Company. In addition, the company elected to change its record-keeper from Principal life Insurance Company to The Vanguard Group, Inc.

Vesting

Participant contributions and related earnings are fully vested immediately. Participants vest in Company matching contributions at a rate of 33 1/3% each year until fully vested after three years. Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

Contributions

Participants may contribute from 1% to 20% of their total eligible compensation to the Plan, subject to a maximum dollar limitation as defined by the IRC. Participants may also make rollover contributions from other qualified plans.

The Company contributes 50% of the first 8% of total eligible compensation that a participant contributes to the Plan. In addition to these matching contributions, the Company may elect to make discretionary profit sharing contributions. The Company did not make any profit sharing contributions during the years ended December 31, 2005 and 2004.

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of investment earnings, losses, or expenses thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts. Changes to these investment elections are allowed at any time.

Investment Options

The investment fund options for the years ended December 31, 2005 and 2004 consist of various guaranteed interest accounts, pooled separate accounts, registered investment company mutual funds and a Company stock fund, which are generally described below.

Principal Guaranteed Interest Account

The fund invests in private market bonds, commercial mortgages and mortgage-backed securities, and provides participants with a guaranteed interest rate for a specified period of time.

Principal Money Market Separate Account

The fund primarily invests in high-quality commercial paper.

Principal Government Securities Separate Account

The fund primarily invests in fixed income securities, the principal and interest of which are guaranteed by U.S. government or related entities.

Principal Large-Cap Stock Index Separate Account

The fund primarily invests in the common stocks of those companies listed in the Standard & Poor’s 500 Stock Index.

Principal Mid-Cap Stock Index Separate Account

The fund invests in stocks found in the 400 Mid-Cap Stock Index.

American Century International Growth Investment Fund

The fund invests primarily in common stocks of foreign companies that meet certain fundamental and technical standards and have potential for capital appreciation.

American Century Value Investment Fund

The fund normally invests at least 65% of assets in U.S. equity securities. Although it may invest in companies of all sizes, the fund’s overall characteristics are most similar to those in the mid-cap arena.

American Century Ultra Investment Fund

The fund typically invests at least 90% of assets in equities selected for their appreciation potential. The majority of these securities are common stocks issued by companies that meet certain standards for earnings and revenue growth.

American Century Small-Cap Value Investment Fund

The fund normally invests at least 65% of assets in equity securities of U.S. companies with small market capitalizations. It may invest in foreign securities, convertible securities, corporate and government debt, and non-leveraged stock index futures contracts.

Vanguard Asset Allocation Fund

The fund allocates assets among common stocks, bonds, and money market instruments.

Vanguard Growth & Income Fund

The fund invests at least 65% of assets in securities included in the Standard & Poor’s 500 Stock Index.

T. Rowe Price Mid-Cap Growth Fund

The fund normally invests at least 80% of its assets in a diversified portfolio of common stocks of mid-capitalization companies that offer the potential for above average earnings growth.

T. Rowe Price Small-Cap Stock Fund

The fund normally invests at least 65% of total assets in stocks of small companies — those with market capitalizations of approximately $1 billion or less. This includes mostly U.S. stocks, but can include foreign stocks, futures and options.

Vanguard Retirement Savings Trust

The trust normally invests in high quality fixed income securities with financial backing from insurance companies and banks that enable it to maintain a constant $1 per share net asset value.

PIMCO Total Return Fund

The fund normally invests in bonds maintaining an average duration ranging between three to six years.

Vanguard Target Retirement 2045 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045.

Vanguard Target Retirement 2035 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035.

Vanguard Target Retirement 2025 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025.

Vanguard Target Retirement 2015 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015.

Vanguard Target Retirement 2005 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2005.

Vanguard Target Retirement Income Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

Vanguard Windsor II Fund

The fund normally invests in a diversified group of out-of-favor stocks of large capitalization companies. It is managed by five advisors, each of whom runs its portion of the fund independently.

Vanguard 500 Index Fund

The fund employs a “passive management”- or indexing-investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.

Vanguard Morgan Growth Fund

The fund invests primarily in stocks of large and medium-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles. The fund also invests in stocks of smaller companies that offer good prospects for growth.

Artisan Mid Cap Value Fund

The fund normally invests in a diversified portfolio of stocks of medium-sized U.S. companies that Artisan considers to be undervalued, in solid financial condition, and to provide a controlled level of risk.

Vanguard Mid-Cap Index Fund

The fund employs a “passive management”- or indexing-investment approach designed to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of stocks of medium-size U.S. companies.

American Aadvantage Small Cap Value Fund (previously known as) / American Beacon Small Cap Value Fund

The fund normally invests at least 80% of its assets in equity securities of small market capitalization U.S. companies.

Vanguard Explorer Fund

The fund normally invests in the stocks of smaller companies. These companies are considered by the advisors to have above average prospects for growth, but often provide little or no dividend income.

T. Rowe Price Small-Cap Stock (Advisor Class) Fund

The fund normally invests at least 80% of total assets in the stocks of small companies — those with market capitalizations that fall within the range of companies in the Russell 2000 Index, a widely used benchmark for small cap stock performance.

American Funds EuroPacific Growth Fund

The fund normally invests at least 80% of total assets in securities of issuers located in Europe and the Pacific Basin.

Company Stock Fund

The fund invests in shares of Watson Pharmaceuticals, Inc. common stock (“Company common stock”).

Participant Loans

Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Employee Benefit Plans Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years.

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant will receive the value of the participant’s vested interest in his or her account in a lump-sum amount or in certain cases, the participant may have the payment transferred to an IRA or another employer qualified plan, or prior to April 2002, the participant may elect to purchase a commercially insured annuity contract for the life of the participant. To the extent an account is vested in the Company Stock Fund, payment of all or part of that amount may be made in shares of Company common stock. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for participant contributions, after age 59 1/2.

Forfeitures

Forfeitures may be used to defray the reasonable costs and expenses of administering the Plan. Any forfeiture in excess of those used to defray costs and expenses shall be used to reduce Company matching contributions and profit sharing contributions, if any. In 2005, approximately $99,000 of forfeited nonvested accounts was used to reduce administrative expenses. At December 31, 2005, forfeited nonvested accounts totaled approximately $58,000.

Administrative Expenses

All administrative expenses related to the direct management of the Plan’s investments and benefit payments are paid by the Plan. Professional fees incurred in connection with the Plan’s annual compliance with ERISA and the Securities and Exchange Commission are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in pooled separate accounts are stated at fair value, based on the net asset value of the composite portfolio. Net asset value is the fair market value of the securities on the last business day of the Plan year. Shares of registered investment company mutual funds and common stock are valued at quoted market prices. Participant loans are valued at the unpaid principal amount of the loan, which approximates fair value. The guaranteed interest accounts are recorded at fair market value. The guaranteed interest accounts provide a guaranteed interest rate for various specified periods of time as determined, or allowed, by the Plan. The rate credited is the rate in effect on the day when each deposit is directed to the account. The guaranteed interest accounts promise contract value for a benefit event, however, there is a possible market value adjustment when funds are withdrawn prior to their maturity, and thus, are not considered benefit responsive.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consist of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Payments to participants are recorded when paid.

3.                            Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2005	2004
Principal Guaranteed Interest Account	$—	$6,499,532
Principal Money Market Separate Account	—	16,038,019
Principal Government Securities Separate Account	—	12,232,257
Principal Large-Cap Stock Index Separate Account	—	11,786,004
American Century Ultra Investment Fund	—	7,935,048
Vanguard Asset Allocation Fund	—	8,242,797
T. Rowe Price Mid-Cap Growth Account	—	16,695,861
T. Rowe Price Small-Cap Stock Fund	—	6,378,649
Artisan Mid Cap Value Fund	7,158,019	—
PIMCO Funds	12,763,802	—
T. Rowe Price Mid-Cap Growth Fund - Advisor Class	17,260,985	—
Vanguard 500 Index Fund	18,212,698	—
Vanguard Morgan Growth Fund	8,185,876	—
Vanguard Retirement Savings Trust	22,825,831	—
Company Stock Fund	—	6,156,644

During the year ended December 31, 2005, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$8,701,408
Company common stock	(81,079)
Pooled separate accounts	(271,359)
Net appreciation (depreciation) in fair value of investments	$8,348,970

4.                            Related-Party Transactions

For the period January 1, 2005 through March 31, 2005 the plan assets include investments in funds managed by Principal Life Insurance Company and Delaware Charter Guarantee & Trust Company, which conducted its business under the trade name Principal Trust Company (“Principal”), a member of Principal Financial Group. Principal was the Plan’s trustee and custodian and, therefore these transactions qualified as party-in-interest transactions.

Effective April 1, 2005, the Company changed trustees and custodians. For the period April 1, 2005 through December 31, 2005, the plan assets include investments in funds managed by The Vanguard Group, Inc., and Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Plan’s trustee and custodian and, therefore these transactions qualify as party-in-interest transactions.

Broker commission fees for the Watson Stock Fund transactions are paid by those participants who authorized the transactions. Expenses for administering the Watson Stock Fund are paid directly by the Company.

The Plan held Company common stock with fair values of $5,597,000 and $6,157,000 at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, 172,165 and 187,645

shares of common stock are included in the Company Stock Fund, respectively. The Plan made purchases and sales of the Company Stock Fund during 2005 and 2004.

5.                            Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, and the Company believes the Plan continues to be operated in compliance with the applicable requirements of the IRC. Accordingly, the Company believes that the Plan is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.                            Subsequent Event

Effective January 1, 2006, the plan name was changed to Watson Pharmaceuticals, Inc., 401k. The Company made additional changes, effective January 1, 2006, that allow participants to contribute up to 50% of his or her eligible compensation up to the IRS limit. In addition, employees can participate in the plan as soon as they become an eligible employee and the Company has eliminated the requirement that eligible employees must be age 21 before they can begin participating in the plan. The company is also deleting two restrictions on service withdrawals; eliminating the four-withdrawals-per year annual limit and the minimum $500 withdrawal requirement. Lastly, the Company will allow hardship withdrawals for the additional IRS events: funeral and burial expenses relating to the death of your spouse, child, parent, or other eligible dependents as defined by the IRS.

Watson Pharmaceuticals, Inc.

Employees’ 401(k) Profit-Sharing Plan

EIN: 95-3872914   PN: 001

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
	American Beacon	American Aadvantage Small Cap Value Fund - PlanAhead Class		$5,642,850
	American Funds	American Funds Euro Pacific Growth Fund; R-4 Shares		6,471,501
	Artisan	Artisan Mid Cap Value Fund: Investor Shares		7,158,019
	PIMCO	PIMCO Funds: Total Return Funds		12,763,802
	T. Rowe	T. Rowe Price Mid-Cap Growth Fund, Inc: Advisor Class		17,260,985
	T. Rowe	T. Rowe Small-Cap Growth Fund-Advisor Class		6,603,788
*	Vanguard	Vanguard 500 Index Fund - Investor Shares		18,212,698
*	Vanguard	Vanguard Explorer Fund		444,574
*	Vanguard	Vanguard Mid-Cap Index Fund		5,415,756
*	Vanguard	Vanguard Morgan Growth Fund Investor Shares		8,185,876
*	Vanguard	Vanguard Target Retirement 2005 Fund		1,848,066
*	Vanguard	Vanguard Target Retirement 2015 Fund		5,702,667
*	Vanguard	Vanguard Target Retirement 2025 Fund		4,670,043
*	Vanguard	Vanguard Target Retirement 2035 Fund		2,428,422
*	Vanguard	Vanguard Target Retirement 2045 Fund		1,024,820
*	Vanguard	Vanguard Target Retirement Income		593,544
*	Vanguard	Vanguard Windsor II Fund- - Investor Shares		1,765,763
*	Vanguard	Vanguard Retirement Savings Trust		22,825,831
*	Watson Pharmaceuticals, Inc.	Company Stock Fund		5,597,078
*	Participant Loans	Varying maturity dates, interest ranging from 5.8% to 11.5% per annum		3,499,490
				$138,115,573

*                    Party-in-interest for which a statutory exemption exists.

**             Cost information may be omitted with respect to participant directed investments.

Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan
By: WATSON PHARMACEUTICALS, INC. as plan administrator

By:	/s/ Susan Skara
Susan Skara
Chairman, Employee Benefit Plans Committee

Dated:  July 14, 2006

Watson Pharmaceuticals, Inc.

Employees' 401(k) Profit-Sharing Plan

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm